Exhibit 5.3

Opinion of Pinheiro Neto, counsel to Banco Bradesco S.A., regarding the validity of the notes registered hereby.

To
Banco Bradesco S.A.
Cidade de Deus, s/n, Vila Yara,
06029 Osasco, SP,
Brazil.

São Paulo, July 28, 2004

Re: Banco Bradesco S.A.- Registration Statement on Form F-4

Dear Sirs:

We have acted as special Brazilian counsel for Banco Bradesco S.A. (“Bradesco”) in connection with the preparation of the above-captioned Registration Statement, as amended (the “Registration Statement”), and the forms of agreements filed as Exhibits thereto (the “Agreements”), pursuant to which Bradesco proposes to exchange up to U.S.$500,000,000 aggregate principal amount of its 8.75% Subordinated Notes due 2013 (the “New Notes”) for a like principal amount of its 8.75% Subordinated Notes due 2013 (the “Old Notes”).

It is our opinion that under and with respect to the present laws of Brazil, the New Notes have been duly authorized and, when executed and delivered by Bradesco and countersigned by The Bank of New York, as Trustee, pursuant to the Indenture dated as of October 24, 2003 and as modified, amended or supplemented from time to time, and delivered to and exchanged for the Old Notes by the holders as contemplated by the Registration Statement, will constitute valid and legally binding direct, general and unconditional obligations of Bradesco, enforceable in accordance with their terms, subject to bankruptcy, suspension of payments, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect affecting the enforcement of creditors’ rights generally.

We hereby consent to the filing of this opinion with the Registration Statement and to the reference to ourselves under the caption “Legal Matters” in the Registration Statement.

Very truly yours,

PINHEIRO NETO ADVOGADOS

By       /s/ Irene Dias S. Cavezzale